Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Announces RESULTS OF annual meeting of shareholders

Athens, Greece, September 18, 2018 - Globus Maritime Limited (“Globus” or the “Company”), (NASDAQ: GLBS), a dry bulk shipping company, announced the results of its annual meeting of shareholders, held earlier today in Glyfada, Greece. The following proposals were approved and adopted at the meeting:

1.	The election of Mr. Jeffrey O. Parry, as a Class II director of the Company, to serve until the 2021 Annual Meeting of Shareholders; and

2.	the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2018; and

3.	the amendment to the Company’s Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding shares of common stock by a ratio of up to (and including) one-for-10, with the exact ratio to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time after approval of the amendment, and to authorize the Company’s Board of Directors to implement the reverse stock split by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’s subsidiaries own and operate five vessels with a total carrying capacity of 300,571 DWT and a weighted average age of 10.3 years as of June 30, 2018.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com